UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number: 001-34476

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

(Exact name of registrant as specified in its charter)

GETNET MERCHANT ACQUISITION AND PAYMENT SERVICES, INC.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condomínio WTORRE JK, Vila Nova Conceição

São Paulo, São Paulo, 04543-011

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___                                          Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______                                          No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______                                          No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______                                          No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

TABLE OF CONTENTS

ITEM

1. Minutes of the Board of Directors Meeting held on December 21st, 2021
2. Notice to Shareholders

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/ME) No 10.440.482/0001-54

Company Registration (NIRE) No. 35.300.567.064

Minutes of the Board of Directors Meeting held on December 21st, 2021

DATE, TIME AND PLACE: On December 21st, 2021, at 10 a.m., by audioconference, the Board of Directors of Getnet Adquirência e Serviços para Meios de Pagamentos S.A. (“Company” or “Getnet”) has met in its headquarters at Av. Pres. Juscelino Kubitschek, 2041 - cj 121, Bloco A Cond. WTORRE JK - Vila Nova Conceição– CEP 04543-011 – São Paulo/SP

CALL NOTICE AND ATTENDANCE The call was waived in view of the attendance of all members of the Board of Directors.

MEETING BOARD: Carlos Rey de Vicente, Chairman. Daniela Mussolini Llorca Sanchez, Secretary.

AGENDA: To approve the proposal for declaration and payment of Interest on Own Capital, pursuant to the Company’s Executive Board proposal.

RESOLUTIONS: The proposal of the Company's Board of Executive Officers was presented to the Board of Directors, as per the meeting held on this date, ad referendum of the Annual Shareholders' Meeting to be held until April 30, 2022, for the declaration and payment of Interest on Own Capital, pursuant to articles 19, item XVIII and 36, itens I and III, of the Company's Bylaws, related to the amounts calculated in fiscal years 2016, 2019 and 2021, in the gross amount of R$ R$ 298,000,000.00 (two hundred, ninety eight millions reais), corresponding to R$ 0.1521710487 per common share, R$ 0.16738815366 per preferred share and R$ 0.31955920243 per Unit, which, after the deduction of the amount related to the Income Tax Withheld at Source (“IRRF”), pursuant to the laws in force, result the net amount corresponding to R$ 253,000,000.00 (two hundred, fifty three millions reais) corresponding to R$ 0.12934539145 per common share, R$ 0.14227993061 per preferred share and R$ 0.27162532206 per Unit, except for immune and/or exempt shareholders.

The matter was discussed and approved by all the attending Directors.

It remained formalized that (i) the shareholders registered on the Company’s books by the end of January 20th, 2022 (including) will be entitled to the Interest on Own Capital hereby approved. Therefore, as of January 21st, 2022 (including), the Company’s shares shall be traded “Ex Interest on Own Capital”; (ii) the Interest on Own Capital approved (a) shall be fully considered within the amount of the mandatory dividends to be distributed by the Company for the year 2021; and (b) shall be paid on February 18th, 2022, with no compensation of monetary restatement; (iii) the amount of Interest on Own Capital proposed in the base-year fits the limits settled in the tax legislation; (iv) the Board of Directors authorized the Executive Board to take the actions necessary for the release of the proper “Notice to Shareholders”, to disclose to market the resolution just taken; and (v) the support documents of the mentioned declaration and payment of Interest on Own Capital shall be kept filed at the Company’s headquarters.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. Board: Carlos Rey de Vicente, President. Daniela Mussolini Llorca Sanchez, Secretary. Signatures: Mr. Carlos Rey de Vicente – Chairman; Mr. Pedro Carlos Araújo Coutinho – Vice President; Ignacio Narvarte Ichazo, Javier San Félix Garcia and Marcelo Augusto Dutra Labuto – Directors. São Paulo, December 21st, 2021.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniela Mussolini Llorca Sanchez Secretary

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

Public-held Company with Authorized Capital

Corporate Taxpayer´s Registry no. 10.440.482/0001-54

Company Registry No.35.300.567.064

NOTICE TO SHAREHOLDERS

Declaration and payment of Interest on Own Capital

We hereby inform the Shareholders and the general market that the Board of Directors of Getnet Adquirência e Serviços para Meios de Pagamento S.A. (“Company”), at the meeting held on the present date, approved the Board of Executive Officers’ proposal, ad referendum of the General Annual Meeting to be held on 2022, for the distribution of Interest on Own Capital, pursuant to Articles 19, item XVIII, and 36 itens I and II of the Company's Bylaws, in the gross amount of R$ 298,000,000.00 (two hundred, ninety eight millions reais), which, after the deduction of the amount related to the Income Tax Withheld at Source (“IRRF”), pursuant to the laws in force, result the net amount corresponding to R$ R$ 253,000,000.00 (two hundred, fifty three million reais), except for immune and/or exempt shareholders:

Shares	Interest on Own Capital (gross value) (per share)	Interest on Own Capital (after tax) (per share)
ON (Common)	R$ 0.15217104877	R$ 0.12934539145
PN (Preferred)	R$ 0.16738815366	R$ 0.14227993061
Unit(*)	R$ 0.31955920243	R$ 0.27162532206

(*) One (1) Unit is comprised of 1 (one) Common Share and 1 (one) Preferred Share

The shareholders entitled for the Interest on Own Capital approved will be the ones registered in the Company’s books at the end of January 20th, 2022 (including). Therefore, as of January 21st, 2022 (including) the Company’s shares shall be traded “Ex-Interest on Own Capital”.

The Interest on Own Capital approved will be paid as of February 18th, 2022 and fully related to the amounts calculated in fiscal years 2016, 2019 and 2021, without any compensation as monetary indexation.

Regarding holders of the Company’s American Depositary Receipts (ADRs) traded in the New York Stock Exchange – NYSE, the payment will be carried out by The Bank of New York Mellon, depositary bank of the ADRs.

Information regarding the US Record Date, payment date, or any further information may be obtained at www.adrbnymellon.com.

São Paulo/SP, December 21st, 2021.

Luciano Decourt Ferrari

Investor Relations Officer

Getnet Adquirência e Serviços para Meios de Pagamentos S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2021

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
By: /s/ Luciano Decourt Ferrari
Name: Luciano Decourt Ferrari
Title: Investors Relations Officer